INFORMATION CIRCULAR

FOR THE

SPECIAL MEETING

OF THE SHAREHOLDERS OF

ZENATECH, INC.

TO BE HELD ON

January 30, 2026

Dated as of:

DECEMBER 22, 2025

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting of the shareholders (the “Meeting”) of ZenaTech, Inc. (the “Company” or “ZenaTech”) will be held at the Regus offices at First Canadian Place, 100 King Street West, Suite 5600, Toronto, Ontario on January 30, 2026 at 9:00 a.m. (EST), for the following purposes:

1. to pass an ordinary resolution of a majority of the shareholders of the Company entitled to vote at the Meeting approving an Employment Agreement between the Company and Dr. Shaun Passley as the CEO of the Company (the "CEO Employment Agreement"), as more fully described in the accompanying management information circular;

2.to pass an ordinary resolution of a majority of the shareholders of the Company entitled to vote at the Meeting approving a distribution of securities to Dr. Shaun Passley pursuant to the Company’s 2022 Long-Term Incentive Plan and in accordance with the CEO Employment Agreement, as more fully described in the accompanying management information circular;

3.to pass an ordinary resolution of a majority of the shareholders of the Company entitled to vote at the Meeting approving the acquisition of certain assets from a related party, as more fully described in the accompanying management information circular; and

4.to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

This Notice of Meeting is accompanied by an information circular, a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders.

Shareholders are requested to pre-register with the Company if they plan on attending the Meeting in person by emailing the Company at investors@epazz.net to allow the Company to prepare the Meeting venue and materials for them. Registered shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy and deposit it with the Company’s transfer agent by 9:00 a.m. (EST) on January 28, 2026 or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting so that as large a representation as possible may be had at the Meeting.  Non-registered shareholders of the Company who have received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), are required to complete and return the materials in accordance with the instructions provided by the Intermediary.  The board of directors of the Company has set the close of business on December 18, 2025 as the record date being the date for the determination of the holders of Common Shares entitled to receive notice of and to vote at the Meeting and any adjournment thereof.  ZenaTech shareholders are requested to complete and return the enclosed form of proxy to ensure that your Common Shares will be represented at the Meeting, whether or not you are personally able to attend.

DATED at Vancouver, British Columbia this 22nd day of December, 2025.

(Signed) James Sherman

Chief Financial Officer and Director

ii

VOTING INFORMATION

This management information circular is dated December 22, 2025 and is furnished in connection with the solicitation of proxies by or on behalf of the management of ZenaTech, Inc. (‘‘ZenaTech’’ or the ‘‘Company’’) to be used at the Special Meeting of Shareholders of ZenaTech (the “Meeting”) to be held at the Regus offices at First Canadian Place, 100 King Street West, Suite 5600, Toronto, Ontario on January 30, 2026 at 9:00 a.m. (EST) for the purposes indicated in the Notice of Special Meeting.  It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means by ZenaTech employees or agents.  Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Common Shares of ZenaTech.  The record date to determine which shareholders are entitled to receive notice of and vote at the meeting is December 18, 2025 (the "Record Date").

Your vote is very important to us. We encourage you to exercise your vote using any of the voting methods described herein. To be valid, a proxy form must be dated, completed, signed and deposited with our transfer agent, National Securities Administrators Ltd. (“NSA”): (i) by mail using the enclosed return envelope or one addressed to National Securities Administrators Ltd., 777 Hornby Street, Suite 702, Vancouver, British Columbia, Canada V6Z 1S4; or (ii) by hand delivery to National Securities Administrators Ltd., 777 Hornby Street, Suite 702, Vancouver, British Columbia, Canada V6Z 1S4. Your proxy instructions must be received in each case no later than 9:00 a.m. (EST) on January 28, 2026. In addition, shareholders are requested to pre-register with the Company if they plan on attending the Meeting in person by emailing the Company at investors@epazz.net to allow the Company to prepare the Meeting venue and materials for them.

Please read the following for commonly asked questions and answers regarding voting and proxies.

Q. Am I entitled to vote?

A. You are entitled to vote if you were a holder of common shares of ZenaTech ("Common Shares") or super voting shares ("Super Voting Shares") as of the close of business on December18, 2025, which is the Record Date for the Meeting. Each Common Share is entitled to one vote. Each Super Voting Share is entitled to one thousand votes per share. A simple majority of votes cast at the Meeting is required to approve all matters proposed to be approved at the Meeting.

Q. What am I voting on?

A.You will be voting to:

1.approve an Employment Agreement between the Company and Dr. Shaun Passley as the CEO of the Company (the "CEO Employment Agreement"), as more fully described herein;

2.approve a distribution of securities to Dr. Shaun Passley pursuant to the Company’s 2022 Long-Term Incentive Plan and in accordance with the CEO Employment Agreement, as more fully described herein; and

3.approve the acquisition of certain assets from a related party, as more fully described in the accompanying management information circular.

Q. What if amendments are made to these matters or if other matters are brought before the meeting?

A.If you attend the meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the securities represented by proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The persons named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters that may properly come before the Meeting. As of the date of this management information circular, our management knows of no such amendments, variations or other matters expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

- iii -

Q. How can I vote?

A.If you are eligible to vote and your Common Shares or Super Voting Shares (together, the "Voting Securities") are registered in your name, you can vote your Voting Securities in person at the meeting or by completing your proxy form through any of the methods described above. If your Voting Securities are not registered in your name but are held by a nominee, please see below.

Q. How can a non-registered shareholder vote?

A.If your Voting Securities are not registered in your name but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your Voting Securities. Your nominee will have provided you with a package of information, including a proxy or a voting form. Carefully follow the instructions accompanying the proxy or voting form to vote your Voting Securities.

Q. How can a non-registered shareholder vote in person at the meeting?

A.ZenaTech does not have access to all the names of its non-registered shareholders. Therefore, if you are a non-registered shareholder and attend the Meeting in person, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the Meeting, insert your name in the space provided on the proxy form or voting form sent to you by your nominee. In doing so, you are effectively instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of NSA upon arrival at the Meeting. Shareholders are requested to pre-register with the Company if they plan on attending the Meeting in person by emailing the Company at investors@epazz.net to allow the Company to prepare the Meeting venue and materials for them.

Q. Who votes my Common Shares and how will they be voted if I return a proxy?

A.By properly completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Voting Securities. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder. The Voting Securities represented by your proxy must be voted according to your instructions in the proxy form. If you properly complete and return your proxy but do not specify how you wish the votes cast, your Voting Securities will be voted as your proxyholder sees fit. Unless contrary instructions are provided, Voting Securities represented by proxies received by management will be voted to:

1.approve the CEO Employment Agreement between the Company and Dr. Shaun Passley as the CEO of the Company;

2.approve a distribution of securities to Dr. Shaun Passley pursuant to the Company’s 2022 Long-Term Incentive Plan and in accordance with the CEO Employment Agreement; and

3.approve the acquisition of certain assets from a related party.

Q. Can I appoint someone other than the individuals named in the enclosed proxy form to vote my Common Shares?

A.Yes, you have the right to appoint the person of your choice, who does not need to be a shareholder, to attend and act on your behalf at the Meeting. If you wish to appoint a person other than the persons named in the proxy form, then strike out those names appearing on the proxy form and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important to ensure that the person you appoint is aware of the appointment and will attend the Meeting to vote your Voting Securities. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of NSA.

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Q. What if my Voting Securities are registered in more than one name or in the name of my company?

A.If the Voting Securities are registered in more than one name, all those persons named must sign the form of proxy. If the Voting Securities are registered in the name of your company or a name other than yours, you should submit documentation that proves they are authorized to sign the proxy form, concurrently with the filing of your proxy.

Q. Can I revoke a proxy or voting instruction?

A.If you are a registered shareholder and have returned a proxy, you may revoke it by:

a)completing and signing a proxy bearing a later date, and delivering it to NSA as instructed in the proxy form; or

b)delivering a written statement revoking your proxy, signed by you or your authorized attorney to:

(i)NSA any time up to and including the last business day prior to the Meeting, or the business day preceding the day to which the Meeting is adjourned; or

(ii)to the Chair of the Meeting prior to the start of the Meeting.

If you are a non-registered shareholder, please contact your nominee.

Q. Is my vote confidential?

A.Your proxy vote is confidential. Proxies are received, counted and tabulated by our transfer agent, NSA. NSA does not disclose the results of individual shareholder votes unless: they contain a written comment clearly intended for management; in the event of a proxy contest or proxy validation issue; or if necessary to meet legal requirements.  Proxy voting records are routinely shared with management and counsel in the days prior to the Meeting.

Q. How many Voting Shares are outstanding?

A.As of the date of this Information Circular, there are 47,620,885 Common Shares and 60,000 Super Voting Shares issued and outstanding. Refer to "Voting Securities and Principal Holders of Voting Securities" in this Information Circular for a description of the rights and privileges attached to the Common Shares and Super Voting Shares. We have no other class or series of voting shares outstanding.

Q. What if I have other questions?

A.If you have a question regarding the meeting, please contact National Securities Administrators Ltd. at 1-604-559-8880 or visit www.transferagent.ca.

- v -

MANAGEMENT INFORMATION CIRCULAR

SPECIAL MEETING

This information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of ZenaTech, Inc. (the “Company” or “ZenaTech”) for use at the Special Meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) to be held at the Regus Offices at First Canadian Place, 100 King Street West, Suite 5600, Toronto, Ontario on January 30, 2026, at 9:00 a.m. (EST), or any adjournment thereof, for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”).  Shareholders are requested to pre-register with the Company if they plan on attending the Meeting in person by emailing the Company at investors@epazz.net to allow the Company to prepare the Meeting venue and materials for them.

The information contained in this Information Circular is given as of December 22, 2025.  This Information Circular, the Notice of Meeting and accompanying form of proxy (“Proxy”) are being mailed to shareholders on or about January 6, 2026.  In this Information Circular, in addition to the other definitions contained herein, references to (i) “Common Shares” means the common shares in the capital of the Company with a par value of $0.30; (ii) "Super Voting Shares" means the super voting shares in the capital of the Company with a par value of $30 per share; (iii) "Preferred Shares" means the preferred shares in the capital of the Company with a par value of $3 per share; (iv) "Voting Securities" means the Common Shares and Super Voting Shares; (v) “Registered Shareholders” means shareholders who hold Voting Securities in their own name; (vi) “Beneficial Shareholders” means shareholders who do not hold Voting Securities in their own name; and (vii) “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.  Unless otherwise indicated, all references to “$” or “dollars” in this Information Circular mean United States dollars.

REVOCABILITY OF PROXIES

The persons named in the accompanying form of proxy are directors and officers of the Company.  You have the right to appoint a nominee of your choice, who need not be a Shareholder, to attend and act on your behalf at the Meeting.

A Shareholder desiring to appoint a nominee to represent him or her at the Meeting may do so either by inserting the name of such person or company in the blank space provided in the accompanying form of proxy and striking out the names of the management nominees or by duly completing another proper form of proxy and, in either case, depositing the completed proxy before the specified time as provided below.

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it: (a) by attending the Meeting and voting the Registered Shareholder’s shares, (b) by fully executing another Proxy bearing a later date and duly depositing the same before the specified time, or (c) by executing a valid notice of revocation (where a new proxy is not also filed).

A later dated Proxy or notice of revocation must be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and delivered by mail (via postage paid return envelope) at National Securities Administrators Ltd., 777 Hornby Street, Suite 702, Vancouver, British Columbia, Canada V6Z 1S4.

A later dated proxy must be received before 9:00 a.m. (EST) on January 28, 2026, or if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the Proxy is to be used, or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.  Only Registered Shareholders have the right to revoke a proxy.  Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their Intermediaries to change the vote and, if necessary, revoke their Proxy.  A revocation of Proxy will not affect a matter on which a vote is taken before the revocation.

EXERCISE OF DISCRETION

The persons named in the enclosed form of proxy will vote the Common Shares or Super Voting Shares (together, the "Voting Securities") in respect of which they are appointed in accordance with the direction of the Shareholders appointing them.  In the absence of such direction, such Voting Securities will be voted in the discretion of the person named in the Proxy.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing of this Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Persons Making the Solicitation

ZenaTech’s management is using this Information Circular to solicit proxies from Shareholders for use at the Meeting.  The solicitation of proxies will be primarily by mail, but ZenaTech’s directors, officers and regular employees may also solicit proxies personally or by telephone.  ZenaTech will bear all costs of the solicitation.  Except as disclosed herein, ZenaTech has arranged for Intermediaries to forward the Meeting materials to beneficial owners of Common Shares held of record by those Intermediaries and ZenaTech may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

COMPLETION AND PROXY INSTRUCTIONS

Voting of Proxies

The Voting Securities represented by the accompanying form of proxy (if the proxy is properly executed and is received at the offices of National Securities Administrators Ltd., by mail (via postage paid return envelope) at National Securities Administrators Ltd., 777 Hornby Street, Suite 702, Vancouver, British Columbia, Canada V6Z 1S4 no later than 9:00 a.m. (EST) on January 28, 2026 or, if the Meeting is adjourned, then not less than 48 hours (excluding Saturdays, Sundays and holidays) before any such adjourned meeting), will be voted at the Meeting, and, where a choice is specified in respect of any matter to be acted upon, will be voted or withheld from voting in accordance with the specification made.  In the absence of such a specification, the person designated in the accompanying form of proxy will vote in favour of all matters to be acted on at the Meeting.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters set forth in the accompanying notice of Meeting, or all other business or matters that may properly come before the Meeting.  At the date hereof, management of the Company knows of no such amendments, variations or other business or matters to come before the Meeting.

Registered Holders

Only Shareholders registered as shareholders in the Company’s shareholder registry maintained by the Company’s registrar and transfer agent or duly appointed Proxyholders (except as discussed below under “Non-registered Shareholders”) will be recognized to make motions or vote at the Meeting.

Non-Registered Shareholders

Many Shareholders are “non-registered” shareholders because the Voting Securities they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company or other Intermediary through which they purchased the Voting Securities.  More particularly, a person is not a Registered Shareholder in respect of Voting Securities which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an Intermediary that the Non-Registered Holder deals with regarding the Voting Securities (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms) of which the Intermediary is a participant.

Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) of the Canadian Securities Administrators, the Company is distributing copies of proxy-related materials in connection with this Meeting (including this Information Circular) indirectly to Non-Registered Holders. The Company is not relying on the notice-and-access delivery procedures outlined in NI 54-101 to distribute copies of proxy-related materials in connection with the Meeting. Intermediaries that receive the proxy-related materials are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to the Non-Registered Holders.

There are two kinds of Non-Registered Holders: (a) those who object to their name being made known to the issuers of securities which they own (called “OBOs”, for Objecting Beneficial Owners) and (b) those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs”, for Non-Objecting Beneficial Owners).

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of the proxy-related materials and related documents. Accordingly, an OBO will not receive copies of the proxy-related materials and related documents unless the OBO’s Intermediary assumes the costs of delivery.

Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials (including OBOs who have made the necessary arrangements with their Intermediary for the payment of delivery and receipt of such proxy-related materials) will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Voting Securitiesbeneficially owned by the Non-Registered Holder but which is not otherwise completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with NSA.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Voting Securitiesthat they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Shareholders with questions respecting the voting of Voting Securities held through a stockbroker or other financial intermediary should contact that stockbroker or other intermediary for assistance.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

At the Meeting, the Company is seeking majority approval by the Shareholders of the following:

(a)approval of a proposed Employment Agreement between the Company and Dr. Shaun Passley as the CEO of the Company (the "CEO Employment Agreement"), as more fully described under "Particulars of Matters to be Acted Upon – Approval of CEO Employment Agreement" in this Information Circular;

(b)approval of a proposed distribution of securities to Dr. Shaun Passley pursuant to the Company’s 2022 Long-Term Incentive Plan as more fully described under "Particulars of Matters to be Acted Upon – Approval of Incentive Based Compensation" in this Information Circular; and

(c)approval of the acquisition of certain assets from a related party as more fully described under "Particulars of Matters to be Acted Upon – Approval of Asset Purchases" in this Information Circular.

The persons named in the accompanying form of proxy as proxyholders intend to vote in favour of each of these matters, unless instructed otherwise.

Management of the Company is not aware of any other material interest of any person that has been a director or executive officer of the Company since the beginning of the last financial year of the Company, or any associate or affiliate of any of the foregoing, in any matter to be acted on at the Meeting, except as disclosed herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company’s authorized share capital consists of an unlimited number of Common Shares, 100,000,000 preferred shares ("Preferred Shares") and 23,000,000 super voting shares ("Super Voting Shares").

As of the date of this Information Circular, the Company has issued and outstanding 47,620,885 Common Shares, 60,000 Super Voting Shares and 17,270,000 Preferred Shares.

Common Shares

The Common Shares have a par value of $0.30. Holders of Common Shares are entitled to one vote per share upon all matters on which they have the right to vote. The Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction, purchase for cancellation or surrender provisions. The Company may, if authorized by the directors, purchase or otherwise acquire any of its Common Shares at a price and upon the terms determined by the directors. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital. Holders of the Common Shares are entitled to receive such dividends as may be declared by the board of directors (the “Board of Directors” or the “Board”) out of funds legally available. In the event of dissolution or winding up of the affairs of the Company, holders of the Common Shares are entitled to share rateably in all assets of the Company remaining after payment of all amounts due to creditors.

To date, the Company has not declared or paid any dividends on its Common Shares or made any distributions since its incorporation. The Company does not currently anticipate paying any cash dividends in the foreseeable future. Although the Company intends to retain its earnings, if any, to finance the development and growth of its business, the board of directors of the Company has the discretion to declare and pay dividends in the future.

Super Voting Shares

The holders of Super Voting Shares are entitled to 1,000 votes per share on all matters submitted to a vote of the Shareholders, whether at a meeting or by written consent, and will vote together with the holders of the Common Shares as a single class, except as otherwise required by law or the Company’s constating documents. The Super Voting Shares are not convertible into or exchangeable for any other class or series of shares of the Company, and do not have any preference, liquidation, or other rights or privileges over or in addition to those of the Common Shares, nor do they have any dividend rights. The Super Voting Shares are subject to the same restrictions on transfer, redemption, repurchase, and other provisions as the Common Shares, as set forth in Company’s constating documents. The number, designation, and terms of the Super Voting Shares may be amended, altered, or repealed by the affirmative vote of the holders of a majority of the Super Voting Shares and a majority of the Common Shares, voting as separate classes. The Company may not issue any additional Super Voting Shares without the prior written consent of the holders of a majority of the Super Voting Shares.

Preferred Shares

The holder of Preferred Shares are not entitled to vote. The Preferred Shares issued by the Company accrue dividends, when, as, and only if declared by the Board, out of any assets at the time legally available, being payable in preference and priority to any declaration or payment of any distribution on Common Shares in a calendar year. The issued Preferred Shares include a liquidation preference equal to $0.01 per share, plus any accrued and unpaid dividends. Each issued Preferred Share is convertible, at the option of the holder, into three Common Shares with five business days’ notice, provided that no conversion will take place until all holders of the issued Preferred Shares consent to such a conversion.

Record Date and Outstanding Shares

The Record Date for determining persons entitled to receive notice of and vote at the Meeting is December 18, 2025.  Only persons who were Registered Shareholders as of the close of business on December 18, 2025 are entitled to vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Information Circular.  A quorum for the Meeting is one or more persons who are, or who represent by proxy, Shareholders who, in the aggregate, hold at least 1% of the issued Common Shares entitled to be voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, as of the date of this Information Circular, the persons that beneficially own, directly or indirectly, Voting Securities carrying 10% or more of the voting rights attached to the Voting Securities of the Company are as follows:

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares(1)	Number of Super Voting Shares Owned	Percentage of Outstanding Super Voting Shares(2)
Shaun Passley, PhD	6,168,205	13%	10,000	17%%
Epazz, Inc. (3)	8,367,301	17.6%	45,000	75%
Ameritek Ventures, Inc. (4)	1,583,333	3.3%	5,000	8%

Notes:

(1)Based on 47,620,885 Common Shares outstanding as of the date of this Information Circular.

(2)Based on 60,000 Super Voting Shares outstanding as of the date of this Information Circular.

(3)Dr. Shaun Passley is the sole director and officer of Epazz, Inc. ("Epazz") and is its principal shareholder with 95% voting control of Epazz.

(4)Epazz is the principal shareholder with 95% voting control of Ameritek Ventures, Inc. ("Ameritek"). Dr. Passley is a director and officer of Ameritek.

STATEMENT OF EXECUTIVE COMPENSATION

This section of the Information Circular explains how the Company’s compensation program is designed and operated with respect to the Company’s directors and named executive officers ("Named Executive Officers" or “NEOs”) defined as follows:

•the individual who acted as the Company’s Chief Executive Officer (“CEO”) or acted in a similar capacity for any part of the most recently completed financial year;

•the individual who acted as the Company’s Chief Financial Officer (“CFO”) or acted in a similar capacity for any part of the most recently completed financial year;

•each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and

•each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

The Company’s NEOs currently are Shaun Passley, PhD as Chief Executive Officer and James Sherman as Chief Financial Officer.

Director and NEO Compensation, Excluding Options and Compensation Securities

The following table is a summary of compensation, excluding compensation securities, paid in the Company’s previous two financial years to the directors and NEOs of the Company.  All amounts noted below are in US Dollars.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Perquisites	All other Compensation	Total
Shaun Passley, PhD. (1) President, Chief Executive Officer, and Chair of the Board of Directors	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$0
	2024	$-0-	$-0-	$242,720 (paid in 100,000 Common Shares)	$-0-	$-0-	$0

James A. Sherman Chief Financial Officer, Corporate Secretary and Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$0
	2024	$-0-	$-0-	$68,564 (paid in 28,248 Common Shares)	$-0-	$-0-	$0
Craig Passley Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$0
	2024	$-0-	$-0-	$68,564 (paid in 28,248 Common Shares)	$-0-	$-0-	$0
Paul Piekos Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$0
	2024	$-0-	$-0-	$27,425 (paid in 11,299 Common Shares)	$-0-	$-0-	$0
Thomas W. Burns Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$0
	2024	$-0-	$-0-	$27,425 (paid in 1,299 Common Shares)	$-0-	$-0-	$0
Neville Brown Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-
	2024	$-0-	$-0-	$27,425 (paid in 11,299 Common Shares)	$-0-	$-0-	$0
Yvonne Rattray Director	2023	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-
	2024	$-0-	$-0-	$27,425 (paid in 11,299 Common Shares)	$-0-	$-0-	$0

Notes:

(1)  Dr. Passley and the Company decided to forgo his salary from January 1, 2020 until September 30, 2024.

Stock Options and Other Compensation Securities

For the purposes of this Statement of Executive Compensation, "compensation securities" includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries.

No stock options or other compensation securities were granted or issued to any NEO or director by the Company during the most recently completed financial years ended December 31, 2024 and 2023.

Exercise of Compensation Securities by Directors and NEOs

No stock options or other compensation securities were exercised by any NEO or director of the Company during the financial years ended December 31, 2024 and 2023.

Stock Option Plans and Other Incentive Plans

The Company has adopted a 2022 Long-Term Incentive Plan (the “Incentive Plan”) pursuant to which it plans to issue stock options or other incentive-based compensation securities to directors, officers, employees and consultants going forward. A copy of the Incentive Plan, together with a description of its terms, is set forth in the Information Circular filed with the US Securities and Exchange Commission by the Company under Form 6-K on February 27, 2025 relating to the Company's Annual General and Special Meeting held March 17, 2025.There are presently no stock options or other compensation securities granted under the Incentive Plan.

Employment, Consulting and Management Agreements

The Company has entered into an employment agreement with Dr. Shaun Passley pursuant to which Dr. Passley has agreed to act as the Company’s CEO for a period of ten years, subject to termination with or without cause in certain instances by the Company, or by Dr. Passley for good reason or upon 30 days prior written notice. Under the agreement, Dr. Passley is entitled to a salary of US$180,000, payable as to US$60,000 in cash and US$120,000 in Common Shares at a discount to the trading price of the Common Shares per year. Dr. Passley is entitled to a bonus of US$100,000 in Common Shares if he is able to increase revenue by US$1 million dollars during a calendar year. In addition, Dr. Passley is entitled to a bonus of US$50,000 or 5% of the revenue during the first year after an acquisition, in the event the Company completes an acquisition that generates additional revenue of at least US$500,000 in the year of acquisition or during the first year post acquisition. The agreement also contains terms customary for agreements of this type, including confidentiality and non-competition provisions. Dr. Passley and the Company decided to forego his salary from January 1, 2020 up to September 30, 2024. The Company is proposing to enter into a new CEO Employment Agreement with Dr. Passley to reflect the value in time, effort and expertise that Dr. Passley provides to the Company. See "Particulars of Matters to be Acted Upon – Approval of CEO Employment Agreement".

At the end of 2018, the Company entered into an agreement with James Sherman pursuant to which Mr. Sherman agreed to act as the Company’s CFO in consideration for $60,000 paid in 33,333 Common Shares. In 2022, Mr. Sherman received 125,000 Common Shares in consideration for the outstanding salary due to him over the prior three years of $180,000.

The Company has entered into agreements with its independent directors pursuant to which they are paid in the form of Common Shares. The directors receive various amounts of Common Shares per year, in direct relation to their contribution during the year.

Except as otherwise disclosed in this Information Circular, the Company does not have any employment, consulting or management agreements or arrangements with any of the Company's current NEOs or directors. The Company had not entered into any other contract, agreement, plan or arrangement that provides for payments to a NEO or a director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the Company or change in an NEO's or director's responsibilities, as at December 31, 2024.

Oversight and Description of Director and Named Executive Officer Compensation

Compensation

The Company's Board of Directors has established a Compensation and Governance Committee that reviews compensation arrangements and policies in place and considers recommending to the Board the adoption of formal compensation guidelines, including with respect to implementing, reviewing and modifying compensation, as well as overseeing the Company's compensation philosophy and administering the Company's Incentive Plan. The members of the Compensation and Governance Committee are Thomas Burns (Chair), Paul Piekos and Yvonne Rattray.

The objectives of the compensation of NEOs and directors of the Company are:

•to reward individual contributions in light of the Company’s performance;

•to be competitive with the companies with whom the Company competes for talent;

•to align the interests of the executives with the interests of the Shareholders; and

•to attract and retain executives who could help the Company achieve its objectives.

Compensation of NEOs

In assessing the compensation of its Named Executive Officers, the Company’s objectives have been to retain and motivate a highly talented executive team, allowing the Company to develop, evolve and achieve business and financial objectives. The Company believes that compensation should be structured to ensure that a significant portion of an executive's compensation opportunity is at risk and related to factors that influence shareholder value.

The level of compensation for NEOs is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

In compensating its NEOs, the Company may employ a combination of base salary, bonus compensation, equity participation and performance-based compensation through its Incentive Plan.

The Compensation and Governance Committee will conduct separate annual reviews of the performance of the Chief Executive Officer and the Chief Financial Officer against the goals and objectives which have been established by the Committee and will review, assess and recommend the compensation of the Chief Executive Officer and the Chief Financial Officer to the Board.

The Company has adopted the Incentive Plan to motivate NEOs by providing them with the opportunity, through stock options and other incentive-based securities, to acquire an interest in ZenaTech and benefit from ZenaTech's growth. The Compensation and Governance Committee does not employ a prescribed methodology when determining the grant or allocation of stock options to NEOs. Other than the Incentive Plan, the Company does not offer any long-term incentive plans, share compensation plans, retirement plans, pension plans, or any other such benefit programs for NEOs.

Compensation of Directors

Compensation of directors of the Company is reviewed annually. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources. In the Board’s view, there is, and has been, no need for ZenaTech to design or implement a formal compensation program for directors. While the Board considers stock option grants to directors under the Incentive Plan from time to time, the Board does not employ a prescribed methodology when determining the grant or allocation of stock options. Other than the Incentive Plan, as discussed above, ZenaTech does not offer any long-term incentive plans, share compensation plans or any other such benefit programs for directors.

The Company has entered into agreements with its independent directors pursuant to which they were compensated in the form of Common Shares in direct relation to their contribution during a year.

Pension Plan Benefits

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company adopted the 2022 Long-Term Incentive Plan to permit the Company to grant incentive stock options up to 20% of the issued and outstanding Common Shares to its directors, officers, employees and consultants of the Company or its subsidiaries.

The following table sets forth information relating to the Company’s equity compensation plan as at the year ended December 31, 2024.

Plan Category	Total number of securities authorized for issuance	Total number of securities issuable	Total number of securities issuable as a percentage of total number permitted	Weighted average exercise price of outstanding options, warrants and rights	Total number of securities remaining available for future issuance (unallocated)	Total number of securities remaining available for future issuance as a percentage of total number permitted
Equity compensation plans previously approved by security holders	9,524,177	0	100%	N/A	9,524,177	100%
Equity compensation plans not previously approved by security holders	N/A	N/A	N/A	N/A	N/A	N/A
Total	9,524,177	0	100%	N/A	9,524,177	100%

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No person who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, nor any associate of such director or executive officer (i) is or has been indebted to the Company or its subsidiaries since the beginning of the Company's most recently completed financial year, or (ii) has or had indebtedness to another entity since the beginning of the Company's most recently completed financial year that has been or was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Information Circular, “informed person” means:

(a)a director or executive officer of the Company;

(b)a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Except as set forth hereafter, no informed person of the Company, or any of their associates or affiliates, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

The Company is proposing to issue Preferred Shares and Super Voting shares Dr. Passley pursuant to the CEO Employment Agreement sought to be approved at the Meeting.

Management Services Agreement

ZenaTech entered into a Management Services Agreement with Epazz, Inc. on November 18, 2018 (the "Management Services Agreement") to support the development of ZenaTech's products. Under the agreement, ZenaTech receives the benefits of a software development team, office space, project management and hosting services, among other benefits. Epazz is paid a 20% markup on all expenses incurred in providing the services. The Company paid Epazz fees $258,592 during the financial year ended December 31, 2023 and $536,352 during nine months ended September 30, 2024. Under the Management Services Agreement, ZenaTech agreed to indemnify Epazz for losses incurred by it in connection with the provision of the services to ZenaTech, except to the extent those losses result from the willful misconduct of Epazz. The Management Services Agreement has a 20-year term, however, the agreement may be terminated at any time by the mutual consent of the parties.

On May 16, 2024, the Company and Epazz amended Management Services Agreement to include a default clause. If Epazz becomes insolvent or is otherwise unable to provide the services contemplated by the amended Management Services Agreement, all property and other assets relating to the services contemplated provided by the Executive Manager to or for the benefit of the Company will become the property and assets of the Company and the Company will have the right to forthwith foreclose and seize such property and assets, including without limitation, facilities, equipment and supplies.

Dr. Shaun Passley, who is President, Chief Executive Officer, and Chair of the Board of Directors of the Company, is also the sole director and officer of Epazz as well as its principal shareholder with 95% voting control of Epazz.

As an operation process ZenaTech advances funds to Epazz, Inc. pursuant to the Management Services Agreement, which funds are restricted for the use and benefit of ZenaTech. Funds advanced to Epazz are designed to be consumed through services provided by Epazz for the benefit of ZenaTech. Epazz is paying for product development costs, professional fees, wages and benefits, and other general and administrative costs. Funds are settled on a daily or weekly basis. The Company has the right to enforce repayment of these funds from Epazz.

The Management Services Agreement is similar to software as a service, in which Epazz not only provides the labor but also the equipment and facilities. The Company prepays Epazz to acquire the equipment and facilities, and then the equipment and facilities are provided as services that correspond with our labor needs. The amount of the equipment and facilities is recorded over time as the labor uses the equipment and facilities, as a single fee per contractor.

The Company is using the Management Services Agreement as opposed to establishing our own facility in offshore locations for the reasons that it is very time-consuming, the cost would be much greater, it is difficult to establish entities in foreign countries and establish banking relations difficult, and hiring foreign personnel which speak different languages would cause communication issues. Furthermore, the foreign market would see ZenaDrone as a start-up company versus Epazz which has been well established in the offshore market for over a decade.

MANAGEMENT CONTRACTS

For information regarding the Management Services Agreement with Epazz, Inc., see "Interests of Informed Persons in Material Transactions – Management Services Agreement" above.

There are no other management functions of the Company nor any of its subsidiaries or affiliates which are to any substantial degree performed by a person or a company other than the directors or executive officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors, the only matters to be brought before the Meeting are those matters set forth in the Notice of Meeting:

1.Approval of CEO Employment Agreement

The Board of Directors of the Company approved an Employment Agreement between the Company and Dr. Shaun Passley as the CEO of the Company (the "CEO Employment Agreement") effective as of January 1, 2026. The Board of Directors is placing the CEO Employment Agreement before the shareholders of the Company eligible to vote for approval given that Dr. Passley is considered a controlling shareholder of the Company. Given the value, time, effort and expertise provided by Dr. Passley to the Company, the Compensation Committee of the Board and the Board of Directors of the Company have approved the CEO Employment Agreement and the Board of Directors of the Company recommends that shareholders eligible to vote also vote to approve the CEO Employment Agreement.

Overview

The Company is technology company specializing in AI drone, Drone as a Service (DaaS), enterprise Software as a Service (SaaS) and Quantum Computing solutions for mission-critical business applications.. The Company has been growing at a fast pace under the direction and guidance of Dr. Passley as the CEO of the Company. Recently, this includes listing the Company on the Nasdaq Capital Market, developing new drone solutions for commercial and military applications, pursuing the required certifications for military applications required by the US government, pursuing the manufacture and testing of drones of the Company, as well as a host of other matters for the Company, including organizing facilities in numerous locations to manufacture and build the Company's drone business. To achieve this growth, Dr. Passley travels over six months per year on Company business. As a result, the Company has negotiated the terms of a new CEO Employment Agreement with Dr. Passley that reflects the value, time, effort and expertise that he provides to the Company.

Terms of the Agreement

The CEO Employment Agreement contains the following material terms. A summary of certain terms of the CEO Employment Agreement is set out below, is not complete and is qualified in its entirety by the full text of the agreement, a copy of which is attached as Schedule A hereto.

Employment

Dr. Passley will continue to be employed by the Company in the position of CEO and will perform the duties currently associated with this position, along with any other duties assigned to you by the Company from time to time, consistent with his qualifications and experience and will owe a fiduciary duty to the Company.

Compensation

Salary

Dr. Passley will be paid an annual salary of USD$350,000.00, less required deductions, payable in one lump sum once a year. Dr. Passley will also be entitled to receive equity compensation, subject to the terms below and any rules, terms and conditions of any further equity plans or programs as issued by the Company in the future.

Equity Grants

Dr. Passley is entitled to the following equity grants under the agreement:

(i)25,000 super-voting shares (with a stated value $30/share); and

(ii)1,500,000 preferred shares (with a stated value $3/share).

Performance Based Equity Grants

Dr. Passley will also be eligible for performance-based equity grants based on Company performance. For this purpose, the "Baseline" for Company's performance shall be $10 million in annual gross revenue and in each fiscal year, and for every $10 million in gross revenue the Company achieves above the Baseline, Dr. Passley is entitled to receive an additional "Performance Grant". Each Performance Grant shall include:

(i)2,500 super-voting shares (with a stated value $30/share); and

(ii)50,000 preferred shares (with a stated value $3/share).

A description of these securities is set forth herein under "Voting Securities and Principal Holders Thereof".

For each Performance Grant Dr. Passley achieves during the Term, he will also receive an increase of $17,500 to his gross annual salary, effective on the award date of the Performance Grant.

All equity granted under this Agreement (whether under an Initial Equity Grant or a Performance Grant) shall vest over a four year period with a one year cliff. At the end of the cliff year, 25% of the applicable equity shall vest, and the remaining equity shall vest in equal monthly installments over the following 36 months.

Benefits

Dr. Passley is also eligible to participate in the group benefit plan(s) that the Company makes available to its executive employees, subject to the rules, terms and conditions of such plans.

Term

The CEO Employment Agreement is effective as of January 1, 2026. Dr. Passley's employment under the agreement will continue for a fixed term of ten years, unless extended by mutual agreement or terminated earlier as detailed below. Dr. Passley is entitled to three weeks of annual paid vacation each year, pro-rated for any partial year of service.

Given the time, effort and expertise provided by Dr. Passley to the Company, the Company may terminate Dr.

Passley's employment at any time for just cause only with board approval and shareholder approval, or pay in lieu of notice, or severance compensation.

The Compensation Committee of the Board and the Board of Directors of the Company have approved the CEO Employment Agreement and the Board of Directors of the Company recommends that shareholders eligible to vote also vote to approve the CEO Employment Agreement.

2.Approval of Incentive-Based Compensation

The Board of Directors approved the issuance of certain securities to Dr. Passley as incentive-based compensation under the Incentive Plan in accordance with the CEO Employment Agreement effective as of January 1, 2026. The Board of Directors is placing the Incentive-Based Compensation (as defined below) before the shareholders of the Company eligible to vote for approval given that Dr. Passley is considered a controlling shareholder of the Company. Given the value, time, effort and expertise provided by Dr. Passley to the Company, the Compensation Committee of the Board and the Board of Directors of the Company have approved the Incentive-Based Compensation and the Board of Directors of the Company recommends that shareholders eligible to vote also vote to approve the Incentive-Based Compensation.

The Grants

The Company has adopted a 2022 Long-Term Incentive Plan with approval of its shareholders, pursuant to which the Company is authorized to certain securities as compensation for services to Eligible Participants (as defined in the Plan). A copy of the Incentive Plan, together with a description of its terms, is set forth in the Information Circular filed with the US Securities and Exchange Commission by the Company under Form 6-K on February 27, 2025 relating to the Company's Annual General and Special Meeting held March 17, 2025.

The Company has proposed to issue to Dr. Passley the following securities as compensation for services pursuant to the Company's Incentive Plan, in accordance with the terms of the CEO Employment Agreement:

(1)The following equity-based grants of:

(i)25,000 super voting shares; and

(ii)1,500,000 preferred shares; and

(2)The Performance Grants, including:

(i)2,500 super voting shares;

(ii)50,000 preferred shares;

(iii)such other Performance Grants set forth in the description of the CEO Employment Agreement;

(iv)for each Performance Grant Dr. Passley achieves during the Term, he will also receive an increase of $17,500 to his gross annual salary, effective on the award date of the Performance Grant; and

(v)all equity granted under this Agreement (whether under an Initial Equity Grant or a Performance Grant) shall vest over a four year period with a one year cliff. At the end of the cliff year, 25% of the applicable equity shall vest, and the remaining equity shall vest in equal monthly installments over the following 36 months.

(collectively referred to herein as the "Incentive-Based Compensation").

The terms of the Super Voting Shares and Preferred Shares are described herein under "Voting Securities and Principal Holders Thereof". Given the value, time, effort and expertise provided by Dr. Passley to the Company, the Compensation Committee of the Board and the Board of Directors of the Company have approved the CEO Incentive-Based Compensation and the Board of Directors of the Company recommends that shareholders eligible to vote also vote to approve the Incentive-Based Compensation.

3.Approval of Asset Purchases

Background to the Transaction

On October 3, 2025, the Company's Chief Executive Officer and director, Dr. Shaun Passley, contacted the other directors of the Board of Directors (the "Board") for them to consider acquiring certain assets from Epazz, Inc., a company controlled by Dr. Passley. Dr. Passley explained that the assets would provide certain material benefits directly to the Company and its stakeholders as described below.

On October 10, 2025, a draft purchase contract with respect to the assets proposed to be acquired were delivered to the Board in connection with the proposed transactions by Dr. Passley. The directors of the Company reviewed the proposals individually and had discussions among themselves excluding Dr. Passley. Given the limited provisions contained in the agreement, the Board did not review the agreement with its legal counsel.

On October 12, 2025, Mr. Sherman, the Company's CFO and a director, discussed the terms of the agreement with Dr. Passley, in particular the value of the assets to be acquired. Between October 15 and October 30, Mr. Sherman discussed the matter with the other members of the Board. On November 12, 2025, the Board discussed the matter at a meeting of directors and determined to adjust the terms of compensation payable under the agreement to reduce the number of shares issuable to Epazz based on an internal determination of their value. These terms were subsequently presented to, and accepted by, Dr. Passley.

On November 14, 2025, the independent directors of the Board, after carefully considering the terms of the agreement (as amended) and the transactions contemplated thereby, unanimously determined that the agreement (as amended) and the transactions contemplated thereby are in the best interests of the Company and fair to its shareholders. On November 14, 2025, the Board, after carefully considering the terms of the agreement (as amended) and the transactions contemplated thereby, unanimously determined that the agreement (as amended) and the transactions contemplated thereby are in the best interests of the Company and fair to its shareholders.

The Asset Purchase Agreement

The Asset Purchase Agreement contains the following material terms. A summary of certain terms of the Asset Purchase Agreement is set out below, is not complete and is qualified in its entirety by the full text of the agreement, a copy of which is attached as Schedule B hereto.

The Company entered the Asset Purchase Agreement on November 18, 2025 with Epazz, Inc. pursuant to which the Company proposes to acquire, subject to shareholder approval, the following assets from Epazz in consideration for 10 million Preferred Shares and 100,000 Super Voting Shares (the "Purchase Consideration") with an aggregate value of $33 million to be allocated as follows:

•PIN Technology – 1,357,000 Preferred Shares, 13,570 Super Voting Shares (Total Equivalent Value $4,478,100)

•ZD1000 Design Generation 4 - 2,127,000 Preferred Shares, 21,270 Super Voting Shares (Total Equivalent Value $7,019,100)

•ZD1000 Spraying Module - 1,810,000 Preferred Shares, 18,100 Super Voting Shares (Total Equivalent Value $5,973,000)

•IQ Octo Drone - 1,719,000 Preferred Shares, 17,190 Super Voting Shares (Total Equivalent Value $5,672,700)

•IQ Aqua – 1,403,000 Preferred Shares, 14,030 Super Voting Shares (Total Equivalent Value $4,629,900)

•Spraying Trailer Platform - 1,584,000 Preferred Shares, 15,840 Super Voting Shares (Total Equivalent Value $5,227,200)

(collectively the "Transferred Assets")

The transactions contemplated by the agreement shall complete automatically upon receipt of shareholder approval at the Meeting.

At closing, (A) Epazz shall deliver to the Company (i) all intellectual property assignment documents (ii) all source code, firmware, engineering files, PCB designs, and schematics (iii) all CAD files, mechanical drawings, stress-test data, and prototype documentation (iv) all product documentation, manuals, and build instructions, and (v) any branding, trademarks, or trade dress related to the assets transferred; and (B) the Company shall deliver to Epazz the Purchase Consideration.

In addition, Epazz shall be solely responsible for all past, present, and future costs associated with the filing, prosecution, maintenance, renewal, and issuance of any patents or patent applications related to the Transferred Assets.

Furthermore, at closing, (i) Epazz shall execute all documents required to transfer and assign all patents, patent applications, inventions, and related intellectual property rights to ZenaDrone Limited, an Irish private limited company (ii) Epazz shall provide reasonable assistance and execute any further documentation required to complete the assignment of patent rights to ZenaDrone Limited (Ireland), including notarization, legalization, or apostilles and (iii) after closing, Epazz shall retain no rights, licenses, or interests in any patents or intellectual property assigned under the agreement.

Related Parties

As disclosed above, Epazz is considered a "related party" to ZenaTech as Dr. Passley is a control person of both the Company and Epazz.

Description of Securities to be Issued Under Purchase Agreements

The Asset Purchase Agreement contemplates that Super Voting Shares and Preferred Shares will be issued to Epazz. Refer to "Voting Securities and Principal Holders of Voting Securities" in this Information Circular for a description of the rights and privileges attached to the Super Voting Shares and the Preferred Shares.

Benefits of the Purchase Agreements

Dr. Passley believes the assets proposed to be acquired under the Asset Purchase Agreement will result in the following benefits to the Company:

•Increase in revenue and cash flow once the assets are integrated.

•Additional drone offerings by the Company that will generate additional revenue and cash flow.

•A better version of the ZenaDrone 1000 and other drones can be produced as a result of the acquisitions resulting in increased revenues and cashflow in the future.

•Control of critical technology and the Company will benefit from having no licensing fees.

Determination of the Board

The Board (excluding Dr. Passley), having undertaken a thorough review of, and having carefully considered the terms of the Asset Purchase Agreement and the transactions contemplated thereby, has unanimously determined that the Asset Purchase Agreement and the transactions contemplated thereby are in the best interests of the Company and fair to its shareholders.

Reasons for the Determination

The following includes forward-looking information and readers are cautioned that actual results may vary. See “Risk Factors” below.

The Board’s determinations are based on the totality of the information presented and considered by it. The following summary of the information and factors considered by the Board is not intended to be exhaustive but includes a summary of the material information and factors considered by the Board in its consideration of the Asset Purchase Agreement and the transactions contemplated thereby. In view of the variety of factors and the amount of information considered in connection with the Board’s review and evaluation of the Asset Purchase Agreement and the transactions contemplated thereby, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its determinations. The determinations of the Board were made after consideration of the factors noted below, other factors, and in light of its knowledge of the business, financial condition and prospects of the Company. Individual members of the Board may have assigned different weights to different factors.

In making its determinations, the Board considered various factors, including those set out below:

•Benefits to the Company. The Company considered the benefits of the assets to be acquired to the business of the Company, including those benefits described above.

•Strategic Alternatives. The Board reviewed and considered the alternatives to acquiring the assets contemplated from third parties and the associated costs and benefits, including the familiarity of the assets to Dr. Passley and his team.

•Purchase Agreements. The Board considered the terms and conditions of the Asset Purchase Agreement and the transactions contemplated thereby, including the value of the assets and consideration to be paid in exchange for the assets proposed to be acquired.

•Capital Requirements. The Board considered the ongoing capital requirements of the Company and that the consideration was to be paid in shares as opposed to cash.

•Related Party Holdings. The Board also considered increased holdings in the Company by Dr. Passley as a result of the completion of the transactions proposed, as well as the dilutive effect of the holdings of Dr. Passley pursuant to any future equity financings conducted by the Company.

The Board of Directors recommends a vote “for” the matters contemplated by the Shareholder Approval Resolution relating to the Asset Purchase Agreement and transactions contemplated thereby as described below.

Shareholder Approval

At the Meeting, Shareholders will be asked to approve the CEO Employment Agreement, the Incentive-Based Compensation to be issued thereunder and the Asset Purchase Agreement and transaction contemplated thereby.

However, minority shareholder approval of the CEO Employment Agreement, the Incentive-Based Compensation to be issued thereunder and the Asset Purchase Agreement and transactions contemplated thereby will not be required pursuant to Multilateral Instrument 61-10 ("MI 61-101") of the Canadian Securities Administrators as MI 61-101 provides an exemption from the minority approval and formal valuation requirements of MI 61-101 where the value of the securities to be issued is less than 25% of the Company's market capitalization. As described below, the value of the compensation under the CEO Employment Agreement and Incentive-Based Compensation to be issued under the CEO Employment Agreement is lower than 25% of the Company's market capitalization, hence the formal valuation and minority shareholder approval requirements of MI 61-101 will not apply to the CEO Employment Agreement or Incentive-Based Compensation to be issued under the CEO Employment Agreement. Furthermore, the value of the securities to be issued under the Asset Purchase Agreement is lower than 25% of the Company's market capitalization, hence the formal valuation and minority shareholder approval requirements of MI 61-101 will not apply to the Asset Purchase Agreement and the transactions contemplated thereby.

In order for the CEO Agreement, the Incentive-Based Compensation to be issued thereunder and the securities to be issued under the Asset Purchase Agreement to be approved, the Shareholder Approval Resolution (as defined below), the full text of which is set forth below, must be approved by a majority of the voting securities of the Company (the “Required Shareholder Approval”).

The enclosed form of proxy or voting instruction form permits shareholders to vote FOR or AGAINST the Shareholder Approval Resolution. If you do not specify how you want your Voting Securities voted, the persons named as proxyholders in the enclosed form of proxy or voting instruction form intend to cast the votes represented by proxy at the Meeting FOR the ordinary resolution approving the proposed CEO Employment Agreement, the Incentive-Based Compensation to be issued thereunder and the Asset Purchase Agreement and transactions contemplated thereby.

Interests of Certain Persons in Matters to be Voted Upon

Except as otherwise disclosed in this document, none of the directors or officers of the Company, or to the knowledge of the directors and executive officers of the Company, any of their respective associates or affiliates, has any material interest, direct or indirect, in the CEO Employment Agreement or Incentive-Based Compensation to be issued thereunder or the Asset Purchase Agreement or transactions contemplated thereby or the Shareholder Approval Resolution that would materially affect their approval, except an interest arising from the ownership of the Common Shares where such person will receive no extra or special benefit or advantage not shared on a pro rata basis by all shareholders.

Voting Securities Held by Directors and Executive Officers

As of the Record Date, the directors and executive officers of the Company (other than Dr. Passley) beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 651,358 Common Shares, representing approximately 2.7% of the issued and outstanding Common Shares of the Company on an undiluted basis. Dr. Passley controls an aggregate of 16,763,323 Common Shares and 60,000 Super Voting shares representing approximately 97% of the issued and outstanding Voting Securities of the Company on an undiluted basis.

Canadian Securities Laws Matters

MI 61-101

MI 61-101 applies where an issuer proposes to enter into a transaction or connected transactions with a related party, including issuing securities to a related party. MI 61-101 is intended to protect minority shareholder interests in a company, particularly where parties interested in a proposed transaction hold a large voting block of shares, to ensure procedural fairness to minority shareholders.

MI 61-101 provides that certain “related party transactions” between an issuer and a “related party” are subject to the formal valuation and minority approval requirements set forth in MI 61-101. MI 61-101 provides that where an issuer issues securities a related party, directly or through connected transactions, those transactions may be considered

“related party transactions” for the purposes of MI 61-101. The CEO Employment Agreement, Incentive-Based Compensation to be issued under the CEO Employment Agreement and the Asset Purchase Agreement and transactions contemplated thereby constitute “related party transactions” within the meaning of MI 61-101 because they involve the issuance of securities by the Company to a related party.

Under MI 61-101, a “related party” includes a control person of the entity, directors, executive officers and shareholders holding over 10% of the voting rights attached to the voting securities of the issuer. As a result, the Company's directors and officers (including Dr. Passley) and Epazz, Inc. would be excluded from voting their shares of the Company in connection with the approval of the CEO Agreement, the Incentive-Based Compensation to be issued thereunder and the Asset Purchase Agreement and transactions contemplated thereby, unless an exemption from this requirement as set out in MI 61-101 applies.

Mi 61-101 excludes the formal valuation and minority approval requirements for issuances of securities to a related party where the value of the securities to be issued is less than 25% of the Company's market capitalization. As of November 18, 2025, the Company's market capitalization was approximately $163 million and the value of the securities to be issued under the Asset Purchase Agreement is approximately $33 million. As of December 18, 2025, the Company's market capitalization is approximately $160 million and the value of the securities to be issued under the CEO Employment Agreement and Incentive-Based Compensation to be issued thereunder is approximately $5,250,000 (excluding the value of any Performance Grants as it is not currently determinable when or if the criteria underlying such Performance Grants will be achieved). Hence, the value of the securities to be issued is substantially less that the Company's market capitalization and the formal valuation and minority approval requirements under MI 61-101 do not apply to approval of the CEO Employment Agreement, the Incentive-Based Compensation to be issued thereunder or the Asset Purchase Agreement and transactions contemplated thereby.

Capitalization of ZenaTech

The following table summarizes the Company’s capitalization on September 30, 2025, and as of the date of this Information Circular, assuming the issuance of the equity-based grants to Dr. Passley as contemplated by the CEO Employment Agreement and the shares contemplated by the Asset Purchase Agreement. The following table does not take into consideration any issuances of Performance Grants as it is not currently determinable when or if the criteria underlying such Performance Grants will be achieved.

Description of Security	Amount Authorized	Outstanding as of September 30, 2025	Outstanding as of the Date Hereof	Outstanding Upon Conversion of Warrants
Convertible Lines of Credit	$56,500,000	$31,331,694	$31,331,694	n/a
Long-Term Debt(1)	n/a	$31,331,694	$31,331,694	n/a
Common Shares	Unlimited	37,981,124	47,620,885	49,226,436 (2)
Preferred Shares(3)	100,000,000	17,270,000	19,270,000	0
Super Voting Shares	23,000,000	60,000	60,000	n/a

Warrants	1,605,551	1,605,551	1,605,551	n/a

Notes:

(1)All long-term debt is unguaranteed and unsecured debt.

(2)Comprised of 47,620,885 common shares issued and outstanding plus 1,605,551 common shares issuable upon exercise of warrants. Of the number of warrants outstanding, 22,056 are exercisable at a price of $.90 per share for a period of 36 months from the date that the Shares are listed for trading on a recognized stock exchange, 41,666 are exercisable at a price of $12 or $8.77 USD per share for a period of three years after the Company's shares are listed for trading on a recognized stock exchange, 291,829 are exercisable at a price of $1 USD or $1.368 per share for a period of three years after the shares are listed for trading on a recognized stock exchange, and 1,250,000 warrants are exercisable at $1.77 USD per share until October 31, 2027.

(3)Preferred shares have a dilution rate of three Common Shares for each Preferred Share converted.

Major Shareholders

The following table sets for information relating to shares held by the following persons prior to the issuance of any Incentive-Based Compensation and as of the date hereof.

Name	Type of Ownership	Type of Security Owned	Number of Shares Owned	Percentage of Shares Outstanding (1)
Dr. Shaun Passley	Beneficial and of Record	Common Shares Super Voting Shares Preferred Shares	6,168,205 10,000 3,620,000	13% 17% 21%
Epazz, Inc. (2)	Beneficial and of Record	Common Shares Super Voting Shares Preferred Shares	8,367,301 45,000 11,700,000	18% 75% 68%
Ameritek Ventures, Inc. (3)(4)	Beneficial and of Record	Common Shares Super Voting Shares Preferred Shares	1,583,333 5,000 750,000	3% 8% 4%
Directors and Officers (other than Dr. Passley)	Beneficial and of Record	Common Shares	644,784	1%

Notes:

(1)Based on 47,620,885 Common Shares issued and outstanding.

(2)Shaun Passley is the sole director and officer of Epazz, and is its principal shareholder with 95% voting control of Epazz.

(3)Shaun Passley is a director, officer, and principal shareholder of Ameritek Ventures, Inc.

(4)Epazz, is the principal shareholder with 95% voting control of Ameritek Ventures, Inc..

The following table sets for information relating to shares held by the following persons assuming the issuance of equity-based grants to Dr. Passley as contemplated by the CEO Employment Agreement and the issuance of the shares contemplated by the Asset Purchase Agreement as of the date hereof. The following table does not take into consideration any issuances of Performance Grants as it is not currently determinable when or if the criteria underlying such Performance Grants will be achieved.

Name	Type of Ownership	Type of Security Owned	Number of Shares Owned(5)(6)	Percentage of Shares Outstanding (1)
Dr. Shaun Passley	Beneficial and of Record	Common Shares Super Voting Shares Preferred Shares	6,168,205 10,000 5,120,000	13% 11% 27%
Epazz, Inc. (2)	Beneficial and of Record	Common Shares Super Voting Shares Preferred Shares	8,367,301 70,000 13,200,000	18% 83% 69%
Ameritek Ventures, Inc. (3)(4)	Beneficial and of Record	Common Shares Super Voting Shares Preferred Shares	1,583,333 5,000 750,000	3% 6% 4%
Directors and Officers (other than Dr. Passley)		Common Shares	644,784	1%

Notes:

(1)Based on 47,620,885 Common Shares, 85,000 Super Voting Shares and 19,070,000 Preferred Shares issued and outstanding.

(2)Dr. Shaun Passley is the sole director and officer of Epazz and is its principal shareholder with 95% voting control of Epazz.

(3)Dr. Shaun Passley is the sole director and officer of Ameritek.

(4)Epazz is the principal shareholder with 95% voting control of Ameritek.

(5)Does not include any Super Voting Shares that may be issuable for future Design Patent(s) or Utility Patent(s) related to the ZenaDrone 1000 product.

(6)Does not include any Preferred Shares that may be issuable for future Design Patent(s) or Utility Patent(s) related to the ZenaDrone 1000 product.

As a result of the issuance of the equity-based compensation to Dr. Passley pursuant to the CEO Employment Agreement and the shares issuable to Epazz under the Asset Purchase Agreement, assuming the conversion of the preferred shares and inclusion of the super voting shares controlled by him, Dr. Shaun Passley will own or control, directly or indirectly, voting rights comprising a total of 120,188,839 Common Shares equaling approximately 63% of the post-closing issued and outstanding Common Shares of ZenaTech.

Risk Factors

Shareholders should carefully consider the following risks described below. Additional risks and uncertainties, including those currently unknown to or considered immaterial by the Company, may also adversely affect the Company. The following risk factors are not a definitive list of all risk factors associated with the CEO Employment Agreement and Incentive-Based Compensation to be issued thereunder.

Required Shareholder Approval

The Shareholder Approval Resolution requires that the CEO Employment Agreement and Incentive-Based Compensation to be issued thereunder be approved by a simple majority of the votes cast by the shareholders present in person or represented by proxy at the Meeting and entitled to vote. There can be no certainty, nor can the Company provide any assurance, that the Required Shareholder Approval will be obtained. If the required shareholder approval is not obtained, the Company may have to renegotiate terms with the CEO, which may result in more arduous terms or the CEO resigning, which would have a material adverse effect on the Company, its business, financial condition, results of operations and cash flows.

Super Voting Shares

The Super-Voting Shares carry 1,000 votes per share. As a result, Dr. Passley's voting control over the Company will increase to approximately 75% as Dr. Passley controls both Epazz and Ameritek. As a result, Dr. Passley will be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring stockholder approval through their voting power.

Risks Relating to the Company

Whether or not the proposed matters are completed, the Company will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in the Company’s 424(b) Prospectus filed with the SEC on September 30, 2024 and subsequent Annual Report on Form 20-F and Form 6-K disclosures, which are available under the Company’s profile on EDGAR www.sec.gov.

The Shareholder Approval Resolution

Shareholders will be asked to consider, and if deemed advisable, to pass an ordinary resolution at the Meeting to approving the CEO Employment Agreement and Incentive-Based Compensation to be issued thereunder (the “Shareholder Approval Resolution”). The complete text of the Shareholder Approval Resolution, which management intends to place before the Meeting for confirmation and ratification, with or without modification, is as follows:

“IT IS HEREBY RESOLVED that:

1.The CEO Employment Agreement in substantially the form delivered to the directors of the Company is hereby authorized and approved, with such amendments as any director or officer of the Company may consider necessary or desirable.

2.Dr. Shaun Passley is hereby retained as the CEO of the Company pursuant to the terms of the CEO Employment Agreement.

3.The Incentive-Based Compensation to be issued under the CEO Employment Agreement to Dr. Passley is hereby authorized and approved.

4.The Asset Purchase Agreement in substantially the form delivered to the directors of the Company is hereby authorized and approved, with such amendments as any director or officer of the Company may consider necessary or desirable.

5.The issuance of the shares issuable to Epazz, Inc. under the Asset Purchase Agreement is hereby authorized and approved.

6.The Company is hereby authorized to issue the Preferred Shares and Super Voting Shares in the amounts and at the prices and on the terms as contemplated by the CEO Employment Agreement, the Incentive-Based Compensation and the Asset Purchase Agreement.

7.Any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute, or to cause to be executed, whether under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such other documents and instruments, and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to carry out the intent of this resolution, including, without limitation, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

8.All actions heretofore taken by or on behalf of the Company in connection with any matter referred to in any of the foregoing resolutions are hereby approved, ratified and confirmed in all material respects.

THE BOARD OF DIRECTORS RECOMMEND A VOTE “FOR” THE MATTERS CONTEMPLATED BY THE SHAREHOLDER APPROVAL RESOLUTION. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote “For” the ordinary resolution to permit the contemplated matters. To be effective, the Shareholder Approval Resolution must be passed by not less than the majority of the votes cast by shareholders of the Company in person or by proxy at the Meeting.

Other Matters

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if any other matter properly comes before the Meeting, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment or postponement thereof.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the EDGAR website at www.sec.gov/edgar under the Company's name.  Financial information is provided in the Company’s annual audited financial statements and MD&A for the year ended December 31, 2024 filed with the Company's Annual Report on Form 20-F filed on April 25, 2025, as well as in the Company's interim unaudited consolidated financial statements and MD&A for the nine months ended September 30, 2025 filed under Form 6-K on November 10, 2025, available on EDGAR at www.sec.gov under the Company's name.  Shareholders may also request copies of the Company’s financial statements and MD&A by contacting the Corporate Secretary at 777 Hornby Street, Suite 1460, Vancouver, British Columbia, Canada V6Z 1S4.

APPROVAL AND SIGNATURE

The contents of this Information Circular and the sending of it to each Shareholder entitled to receive notice of the Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate regulatory authorities has been authorized, by the Board of Directors.

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) James Sherman

James Sherman

SCHEDULE A

CEO Employment Agreement

December 19, 2025 **Personal and Confidential**

Shaun Passley, PhD
Shaun@ZenaTech.com

Dear Shaun,

Re: Employment Agreement

We are pleased to offer you a new employment agreement (the "**Agreement**") with ZenaTech, Inc. (the "**Company**") upon the terms described in this letter.

This Agreement shall supercede all prior agreements between yourself and the Company, whether oral or written. By signing below, you agree that the benefits associated with this Agreement (specifically including the equity entitlements detailed herein) shall constitute good and sufficient consideration for entering into this Agreement and any changes to your terms of employments as detailed herein.

Effective Date and Term

1. This Agreement will be effective as of January 1, 2026 (the "**Effective Date**"). Your employment under this Agreement will continue for a fixed term of ten (10) years ending on January 1, 2036, unless extended by mutual agreement or terminated earlier as detailed below.

2. Your original start date of employment will be recognized in calculating your length of service for all purposes under this Agreement.

Position and Duties

3. You will continue to be employed by the Company in the position of Chief Executive Officer ("**CEO**") and will perform the duties currently associated with this position, along with any other duties assigned to you by the Company from time to time, consistent with your qualifications and experience. You agree that as CEO, you will owe a fiduciary duty to the Company.

4. You agree to comply with all Company policies that may reasonably be issued by the Company from time to time. If there is a direct conflict between this Agreement and any such policy, this Agreement shall prevail to the extent of the inconsistency.

Compensation

5. You will be paid an annual salary of USD $$350,000.00, less required deductions, payable in sum lump once a year as directed by you. In executing this Agreement, you acknowledge that your salary constitutes compensation for all hours worked and you will not be entitled to overtime pay under the BC *Employment Standards Act* (the "**ESA**"), or otherwise.

7. Upon execution of this Agreement, you will be entitled to an "**Initial Equity Grant**" as follows:

9. In each fiscal year, for every $10 million in gross revenue the Company achieves above the Baseline, the Executive shall receive an additional "**Performance Grant**". Each Performance Grant shall include:

10. For each Performance Grant you achieve during the Term, you will also receive an increase of $17,500 to your gross annual salary, effective on the award date of the Performance Grant.

12. Except as stipulated in paragraph 17 below with respect to without-cause termination, vesting of all equity shall cease on the date that notice of termination of this Agreement is given, regardless of which party provides such notice, and any unvested equity grants shall be cancelled and void.

Benefits

Vacation

14. You will be entitled to three (3) weeks of annual paid vacation each year, pro-rated for any partial year of service. Vacation time will be taken at such times as mutually agreed by the parties.

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Expenses

15. You will be reimbursed for all reasonable expenses and health care expenses, in accordance with Company policy, upon provision of appropriate supporting documentation.

Confidentiality and Intellectual Property

16. In this Agreement, "**Confidential Information**" means information disclosed to, used by, developed by, or made known to you in the course of employment with the Company which is not generally known by persons outside the Company. You agree that you will not, except as required by law, either during the Term or at any time thereafter, remove, divulge, provide access to, or use for any purpose other than the purposes of the Company, any Confidential Information.

Termination of Employment

17. **Termination for Cause:** Given the value, time and expertise provided by you to the Company, the Company may terminate your employment at any time only for just cause and only with board approval and shareholder approval , pay in lieu of notice, or severance compensation..

18. **Termination General:** Upon termination of your employment with the Company, all Company property, documents and information in your possession or control must be promptly returned by you to the Company.

Miscellaneous

19. This Agreement shall be governed by the laws of British Columbia.

20. The terms of this Agreement shall remain in effect throughout your employment with the Company, notwithstanding any changes to your title, location, position, duties, responsibilities, or compensation.

21. In the event that this Agreement provides a lesser benefit to you than the minimum standard in any applicable legislation, the minimum standard shall prevail to the extent of the inconsistency. All paragraphs and terms contained in this Agreement are severable, and in the event that any of them is held to be invalid, unenforceable or void by a court of a competent jurisdiction, such paragraphs or covenants shall be severed and the remainder of this Agreement shall remain in full force and effect.

22. You agree that you have been provided with a reasonable opportunity to obtain legal advice and you fully understand and accept the contents, terms and effect of this Agreement.

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If the terms of this Agreement are acceptable to you, please sign in the designated space below and return a copy to me by December 8, 2025.

Yours very truly,

James Sherman

/s/ James Sherman

____

Title: Chief Financial Officer and Director
ZenaTech, Inc.

Thomas Burns

/s/ Thomas Burns

____

Title: Director and Chair of Compensation Committee
ZenaTech, Inc.

***

I, Shaun Passley, PhD, have reviewed, understood and accept the contents, terms and effect of this Agreement as described herein.

/s/ Shaun Passley

____

Signature of Employee

December 19, 2025
Date

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SCHEDULE B

Asset Purchase Agreement

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement ("Agreement") is made and entered into as of November 18, 2025 (the "Effective Date"), by and between:

Seller: Epazz, Inc., a Wyoming corporation ("Seller");

Buyer: ZenaTech, Inc., a Wyoming corporation ("Buyer").

1. TRANSFERRED ASSETS

Seller hereby sells, assigns, transfers, and conveys to Buyer all rights, title, and interest in and to the following technology assets ("Transferred Assets"):

- PIN Technology

- ZD1000 Design Generation 4

- ZD1000 Spraying Module

- IQ Octo Drone

- IQ Aqua

- Spraying Trailer Platform

2. PURCHASE PRICE AND CONSIDERATION

As consideration for the Transferred Assets, Buyer shall issue an aggregate of 10,000,000 Preferred Shares of ZenaTech, Inc., each having a stated value of $3.00 per share, and 100,000 Super Voting Shares of ZenaTech, Inc., each having a stated value of $30.00 per share, for a total stated value of $33,000,000.

The total consideration shall be allocated among the Transferred Assets as follows:

- ZD1000 Gen 4: 2,127,000 Preferred Shares, 21,270 Super Voting Shares (Total Equivalent Value: $7,019,100.00)

3. CONDITIONS PRECEDENT

This transaction shall not become final, effective, or legally binding until the shareholders of ZenaTech, Inc. formally approve the transaction. No shares shall be issued, transferred, or delivered until such shareholder approval is obtained.

4. REPRESENTATIONS AND WARRANTIES

Each Party represents and warrants that it has full authority to enter into this Agreement. Seller represents that it owns all rights to the Transferred Assets free and clear of all liens, encumbrances, claims, or restrictions.

5. CLOSING

The Closing shall occur automatically upon receipt of shareholder approval from ZenaTech, Inc., unless the Parties mutually agree in writing to a different Closing Date.

6. DELIVERABLES AT CLOSING

At Closing, Seller shall deliver to Buyer:

- All intellectual property assignment documents

- All product documentation, manuals, and build instructions

Buyer shall deliver to Seller:

- The share certificates representing the Preferred Shares and Super Voting Shares allocated herein

7. PATENT COSTS AND ASSIGNMENT

7.1 Responsibility for Patent Costs. Seller, Epazz, Inc., shall be solely responsible for all past, present, and future costs associated with the filing, prosecution, maintenance, renewal, and issuance of any patents or patent applications related to the Transferred Assets.

7.2 Assignment to ZenaDrone Limited (Ireland). Upon Closing, Seller shall execute all documents required to transfer and assign all patents, patent applications, inventions, and related intellectual property rights to ZenaDrone Limited, an Irish private limited company.

7.3 Cooperation Obligation. Seller shall provide reasonable assistance and execute any further documentation required to complete assignment of patent rights to ZenaDrone Limited (Ireland), including notarization, legalization, or apostilles.

7.4 No Retained Rights. After Closing, Seller shall retain no rights, licenses, or interests in any patents or intellectual property assigned under this Agreement.

8. CONFIDENTIALITY

All terms, technical documents, and data exchanged shall remain confidential and may not be disclosed without written consent, except as required by law.

9. FURTHER ASSURANCES

Each Party shall execute all additional documents reasonably necessary to complete the transaction and ensure proper transfer of all intellectual property rights.

10. NOTICES

All notices required under this Agreement shall be in writing and delivered by certified mail, courier, or email with confirmation to the Parties' official business addresses.

11. SEVERABILITY

If any provision of this Agreement is deemed invalid, the remaining provisions shall remain in full force and effect.

12. GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the State of Wyoming.

13. SIGNATURES

SELLER: [illegible] Inc.
By: *Shaun Passley* ______________________
Name: Shaun Passley, PhD
Title: President

BUYER: [illegible]Tech, Inc.
By: *James Sherman* ______________________
James Sherman
Chief Financial Officer

BUYER: ZenaTech, Inc.
By: ______________________
Craig Passley
Secretary